 Exhibit 99.1

Nexters and Kismet Acquisition One Corp Complete Business Combination; Shares Will Begin Trading as “GDEV” on Nasdaq

August 27, 2021 -- Limassol, Cyprus – Nexters Inc. (“Nexters” or the “Company”), an international game development company which strives to introduce the joy of core gaming experiences to casual players, and Kismet Acquisition One Corp (Nasdaq: KSMT, KSMTU, KSMTW) (“Kismet”), a publicly traded special purpose acquisition company, today announced the completion of their previously announced business combination (the “Business Combination”).

The combined company will operate as Nexters Inc., and today on August 27, 2021 its ordinary shares and warrants will begin trading on the Nasdaq Global Market under the new ticker symbols “GDEV” and “GDEVW,” respectively. The Business Combination was approved during a special meeting of Kismet’s shareholders on August 18, 2021.

The transaction will deliver approximately $132 million in cash to Nexters and its shareholders, comprising funds from the Kismet trust account, Kismet Sponsor Limited, and PIPE investors Mubadala Investment Company and VPE Capital. These proceeds are expected to accelerate both organic and inorganic growth initiatives at the Company, and will be deployed, among other things, to fund the development of new products with a focus on further expansion into more casual genres, the launch of games across additional geographies, and deals with premier gaming companies through Nexters’ well-established connections in the gaming industry. Nexters’ public listing is also expected to support its aim to become the leading consolidator in the gaming space in Russian speaking countries, Eastern Europe and beyond, capitalizing on the significant opportunity in the market while deploying its proven value creation playbook to support other companies and driving meaningful synergies over time.

“This amazing moment wouldn’t be possible without the passion and dedication of our awesome team, business partners, partner platforms, and many others,” said Andrey Fadeev, Nexters Co-founder & CEO. “We’ve managed to build Nexters with such wonderful people around us by delivering great games for our millions of players – as a public company, we will continue our goal to transform the user experience and deliver blockbuster titles for gamers around the globe.”

Ivan Tavrin, Chairman and CEO of Kismet Acquisition One Corp, said: “On behalf of the Kismet team, I am thrilled to bring Nexters and its innovative products to the public markets. Andrey and his team have built a mobile, web and social gaming powerhouse that can boast some of the world’s most popular titles. We are excited to support Nexters’ continued growth and see Nexters established as a leader in the expanding gaming industry.”

Nexters’ Co-Founder and CEO Andrey Fadeev and Co-Founder and Head of R&D Boris Gertsovskiy will continue to lead the Company, supported by a seasoned management team. The Board of Directors will initially consist of seven members, consisting of Andrey Fadeev, Boris Gertsovskiy, Igor Bukhman, Dmitrii Bukhman, Andrew Sheppard, Natasha Braginsky Mounier, and Ivan Tavrin.

The Company will hold a closing bell ceremony on August 27 at Nasdaq headquarters in New York to celebrate this important milestone.

Credit Suisse, BofA Securities and LionTree Advisors served as capital markets advisors to Kismet Acquisition One Corp.

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of 600+ inspired game creators. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

About Kismet Acquisition One Corp

Kismet Acquisition One Corp. is a special purpose acquisition company led by Chairman and Chief Executive Officer Ivan Tavrin, formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar initial business combination with one or more businesses or entities. Please find more information about Kismet at: www.kismetcg.com

Media Contacts:

Nexters

Media
Andrey Akimov | Chief Communications Officer

aa@nexters.com

Investor Relations
Roman Safiyulin | Investor Relations Officer

r.safiyulin@nexters.com

Kismet

Media (English)

Sara Evans / Kerry Golds

Finsbury Glover Hering

Kismet-US@finsbury.com

Media (Russian)

Tom Blackwell

EM Comms

blackwell@em-comms.com

Forward Looking Statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on Kismet’s and Nexters’ current expectations and beliefs concerning future developments and their potential effects on Kismet and Nexters. There can be no assurance that future developments affecting Kismet and Nexters will be those that Kismet and Nexters have anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond Kismet’s and Nexters’ control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 relating to the business combination, filed by Nexters and other documents filed by Nexters and Kismet from time to time with the SEC. Should one or more of these risks or uncertainties materialize, or should any of Kismet’s or Nexters’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Kismet and Nexters undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.